4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

January 21, 2010

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Susser Holdings Corporation, and co-registrants
Amendment No. 1 to Registration Statement on Form S-3
Filed December 15, 2009
File No. 333-162851 to -21
Correspondence Dated December 15, 2009 Regarding
Form 10-K for Year Ended December 28, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated January 7, 2010, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

Form 10-K for the Year Ended December 28, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and … page 30

1.	We note your response to comment four in our letter dated December 2, 2009. Particularly, we note your response to the second bullet point of that comment. In that response, you disclose the focus of your capital spending program and acquisition opportunities. Also, you state that, generally, you continually assess your capital spending needs and reevaluate your requirements based on current and expected results, and you state that you could reduce capital spending without significant short-term detrimental impact to your existing business if your operating results decrease or you are unable to access sale leaseback financing. Additionally, in future filings, please discuss how you determine the specific amount of net capital spending you estimate that you will require in future periods. For example, you state that you would require approximately $40 to $60 million in 2009 for net capital spending. In this regard, please discuss the specific acquisition opportunities, new store spending plans, and capital spending plans or programs of which you were aware that would require this amount. If you were not aware of any specific opportunities or you did not have any specific spending plans or programs, please disclose this fact and explain why you believed you would require approximately $40 to $60 million in 2009 for capital spending.

Susser Holdings Corporation

January 21, 2010

Response

We will expand our discussion in future filings to provide more details regarding the determination of our capital spending plans. We would anticipate modifying our future disclosure in a manner substantially consistent with the approach reflected below.

The disclosure set forth below reflects changes we would have made to paragraphs two and three of the Capital Expenditures subsection on page 42 of our 10-K for the 2008 fiscal year to address the Staff’s comments. Please note that these modifications are intended to speak as if they were made at the time that 10-K was filed and are presented only for illustrative and explanatory purposes. Consequently, the statements made below should not be interpreted as necessarily expressing management’s current view on the completed 2009 fiscal year or current expectations with respect to the 2010, or subsequent, fiscal years.

“Our capital spending program is focused on expenditures for new store development, store improvements, revenue enhancing projects, store maintenance projects of a normal and recurring nature, and information systems. Other than store maintenance projects, capital expenditure plans are evaluated based on return on investment and estimated incremental cash flow. We typically spend an average of approximately $30,000 to $40,000 per retail store per year in maintenance, technology and discretionary revenue enhancing capital expenditures plus an average of $10,000 to $15,000 per location per year for our wholesale sites. We estimate that we need to spend approximately half of this amount to maintain our existing stores and back office technology. We develop annual capital spending plans based on historical trends for maintenance capital, plus identified projects for new stores, technology and revenue-generating capital. In addition to the annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results, and strategic fit. We do not generally budget for acquisitions, as the size and timing of these opportunities are difficult to predict. However, the consummation of a material acquisition could cause us to modify our other spending plans. In fiscal 2009, we plan to invest approximately $50 to $90 million in 8 to 16 new retail stores, new dealer projects, maintenance and upgrades of our existing facilities and a portion of the rebranding of the Town & Country/Country Cookin’ to our Stripes/Laredo Taco Company brands.

We completed sale/leaseback transactions totaling $14.2 million, $97.3 million and $34.9 million for 2006, 2007 and 2008, respectively, including $51.2 million of Town & Country properties concurrent with the acquisition in 2007. We plan to finance most of our new store spending plan with lease financing, and expect net capital spending (after lease financing) of approximately $40 to $60 million in 2009 to be financed with cash flow from operations, cash balances, and borrowings under our revolving credit facility. We currently expect we will be able to access financing for our new store program. Although we are currently able to access sale-leaseback financing, we continually assess our capital spending needs and reevaluate our requirements based on current and expected results. In the event of a decrease in operating results or an inability to access sale leaseback or other financing, we could temporarily reduce capital spending without significant short-term detrimental impact to our existing business. ~~However, if we are not able to obtain sale/leaseback or other financing during 2009, or if our actual cash flows from operations are lower than expected,~~ For example, we could ~~may~~ defer a portion of our new store expansion program, our planned rebranding and upgrading of the Town & Country stores, or other discretionary capital spending.”

Susser Holdings Corporation

January 21, 2010

Business Combinations and Intangible Assets Including Goodwill, page 46

2.	We note your response to comment five in our letter dated December 2, 2009. Please explain to us, and enhance your disclosure in future filings to address, the last two bullet points to our prior comment five. In this regard, we believe your disclosure could be enhanced to provide more specificity with respect to changes in key assumptions and changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Response

As requested, in future filings, we will expand our disclosure to address the potential uncertainties and changes in circumstances that could reasonably be expected to negatively impact the key assumptions. Note the underlined sections which specifically address the last two bullets points to your prior comment five. We anticipate the additional disclosure will be substantially as follows:

“As mentioned above, the impairment analysis performed in the fourth quarter of fiscal year 2009 indicated                 . The Retail operating segment                  the goodwill impairment test with a fair value that                  its carrying value by approximately             %. The Wholesale operating segment                  the goodwill impairment test with a fair value that                  its carrying value by approximately             %.

In accordance with ASC 820, for each reporting unit, we used a combination of valuation methods, including market price multiples and discounted cash flow analysis. The values ascertained using these methods are weighted to obtain a total fair value. The computations require management to make significant estimates and assumptions. Critical estimates and assumptions that are used as part of these evaluations include, among other things, selection of comparable publicly traded companies, the discount rate applied to future earnings reflecting a weighted average cost of capital rate, and earnings growth assumptions.

A discounted cash flow analysis requires us to make various judgmental assumptions about sales, operating margins, capital expenditures, working capital and growth rates. Assumptions about sales, operating margins, capital expenditures and growth rates are based on our budgets, business plans, economic projections, and anticipated future cash flows. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer demand analysis, operating trends, competitor analysis, and marketplace data, among others. In determining the fair value of our reporting units, we were required to make significant judgments and estimates regarding the expected severity and duration of the current economic slowdown. Although the global economic slowdown began during the fourth quarter of 2008, the impact to the Texas economy was delayed and has been less severe compared to other parts of the country. As a result, the impact of the economic slowdown on our business was minimized during 2008, however we saw an impact as 2009 progressed. The forecast assumptions for 2010 anticipate a recovery to begin in certain markets and realization of certain benefits from cost reduction actions taken in 2009 and 2010 to improve our overall cost structure. This recovery is assumed to continue into 2011. Assumptions are also made for a “normalized” perpetual growth rate for periods beyond the long range financial forecast period.

Susser Holdings Corporation

January 21, 2010

Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control. As a result, actual performance in the near and longer-term could be different from these expectations and assumptions. This could be caused by events such as strategic decisions made in response to economic and competitive conditions and the impact of economic factors, such as continued increases in unemployment rates, on our customer base. In addition, some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, and our credit ratings. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and other intangible assets, it is possible a material change could occur. If our future actual results are significantly lower than our current operating results or our estimates and assumptions used to calculate fair value are materially different, the value determined using the discounted cash flow analysis could result in a lower value. To evaluate the sensitivity of the fair value calculations and to address the uncertainty inherent in estimating the fair values of our reporting units, we applied a range of discount rates and long-term cash flow growth assumptions. Discount rates applied ranged from             % to             % with long-term cash flow growth assumptions ranging from             % to             %. Under this range of assumptions, ...... A significant decrease in value could result in a fair value lower than carrying value, and require us to perform the second step which could result in impairment of our goodwill.

We applied a reasonable control premium of % in determining the significance of the difference in our market capitalization and fair value of our reporting units determined under the discounted cash flow analysis and the market price multiples analysis. Control premiums may effectively cause a company’s aggregate fair value to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control.”

3.	We note your response to comment six in our letter dated December 2, 2009. We re-issue our prior comment. Further, please explain to us and disclose in future filings why you are changing the valuation method used to estimate the fair value of your reporting units. In this regard, we note you previously used a market capitalization approach and are now exploring other measures of fair value. Please explain in detail and disclose in future filings how another valuation methodology could provide a better estimate of your reporting unit’s fair value. We may have further comment.

Response

Our most recent annual goodwill impairment test was completed as of the first day of our fourth quarter of Fiscal 2008. As our prior response indicated, our test for 2008 was performed by allocating our market capitalization to our two reporting units. We used this measure as the sole measure of fair value of our reporting units due to the fact allocated market capitalization exceeded the carrying value of both reporting units. Consequently, in 2008, we utilized market capitalization as a proxy for fair value. This basic assessment of fair value was sufficient for purposes of the 2008 annual goodwill impairment test as both reporting units passed step one of the goodwill impairment test utilizing allocated market capitalization, which we believe to be a conservative measure of fair value as it does not incorporate a reasonable control premium that could be assumed if a market participant were to acquire either reporting unit. As such, for the 2008 goodwill impairment test, no difference existed

Susser Holdings Corporation

January 21, 2010

between market capitalization and the fair value of the reporting unit on a consolidated basis. Our analysis indicated that in 2008 we had excess fair value over carrying value as reflected below (in thousands):

	Fair Value	Carrying Value	Excess	% Excess
Retail Segment	$198,626	$192,698	$5,928	3%
Wholesale Segment	$41,945	$14,389	$27,557	192%

Due to changes in our goodwill balances which occurred in the fourth quarter of 2008 and resulted from the finalization of the accounting for our acquisition of Town and Country, we updated our test as of the last day of fiscal 2008. The results of this updated impairment test indicated excess fair value over carrying value of 15% for the Retail reporting unit and 42% for the Wholesale reporting unit.

Based on the excess noted in comparing allocated market capitalization to carrying value, we did not deem it necessary to perform additional comparisons of fair value using other methods or determine the control premium that would be used to adjust market capitalization to the market value that would be paid by market participants to acquire the Company.

As requested, in future filings, we will discuss how the valuation methodology employed during 2009 provides a better estimate of our reporting unit’s fair value as discussed below.

For the 2009 annual goodwill impairment test, an approach employing multiple valuation methodologies, including a market approach (multiples of comparable companies) and an income approach (discounted cash flow analysis) will be utilized. We believe this approach will provided a more thorough evaluation of fair value and is consistent with the requirement to utilize all appropriate valuation techniques as described in ASC 820-10-35-24. ASC 820 is applicable to the Company for the first time in 2009 with respect to the annual goodwill impairment test. The value obtained using these approaches may result in an implied control premium when compared to the market capitalization of the Company. We will assess the implied control premium to verify the reasonableness of these valuation techniques.

Item 9A. Controls and Procedures, page 51

4.	We note your response to comment seven in our letter dated December 2, 2009. In that response, you confirm that your disclosure controls and procedures were effective “at a reasonable level for which they were designed.” Also, in your proposed, modified disclosure, you state that you will include language indicating that your disclosure controls and procedures were effective “in that they provide a reasonable assurance that….” Please confirm for us, and disclose in future filings, that your disclosure controls and procedures “were effective at the reasonable assurance level for which they were designed that….”

Response

As requested, in future filings, we will modify our disclosure to confirm that our disclosure controls and procedures were effective at the reasonable assurance level for which they were designed as follows:

Susser Holdings Corporation

January 21, 2010

As required by paragraph (b) of Rule 13a-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective at the reasonable assurance level for which they were designed in that the information required to be disclosed by the company in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Definitive Proxy Statement on Schedule 14A

Annual Bonuses, page 16

5.	We note your response to comment 15 in our letter dated December 2, 2009. In that response, you state that you do not believe that the EBITDAR targets referred to in that comment are material to a full understanding of your compensation philosophy and objectives and you provide us with an analysis as to why you should not have to disclose this information. However, it is unclear why you would experience competitive harm as a result of disclosing financial information that is tied to EBITDAR, considering that such data is disclosed in or derived from your financial statements. We reissue our comment.

Response

We acknowledge the Staff’s position with respect to the historical targets used to determine payouts under our management bonus program and confirm, that in future filings, we will disclose the specific performance targets used to assist annual bonus determinations for the compensation periods reflected in our tabular disclosure.

We anticipate our disclosure with respect to any payouts made under the 2009 management bonus program will be described in our upcoming proxy materials substantially in accordance with the following format, with the understanding that blanks would be replaced with actual numbers and percentages and that we would include a discussion of bonus award decisions made—both with respect to our named executive officers as a group and also with respect to any specific officers whose bonus awards were based on segment-specific targets and/or subjective performance criteria:

‘The matrix established for the 2009 management bonus program contemplated EBITDAR target measures of $             for 2009 consolidated EBITDAR, $             for 2009 retail segment EBITDAR and $             for 2009 wholesale segment EBITDAR. Our actual 2009 results reflected consolidated EBIDTAR of $            , retail segment EBITDAR of $             and wholesale segment EBITDAR of $            . Based on this performance against internal EBITDAR targets and [description of any other factors considered], the compensation committee determined to [description of bonus decisions made] as reflected in the accompanying Summary Compensation Table.’

Susser Holdings Corporation

January 21, 2010

Policy Regarding Transactions with Affiliates, page 36

6.	We note your response to comment 18 in our letter dated December 2, 2009. Please confirm for us, if true, that the related party transactions discussed in your audit committee’s written charter and in your Code of Business Conduct and Ethics are specific to transactions subject to Item 404(a) of Regulation S-K. If not, in future filings, please revise.

Response

Any ‘related party transaction’ as defined by ‘SEC and/or Nasdaq Rules’ is specifically required under our Code of Business Conduct and Ethics (‘Code of Conduct’) to be brought to our audit committee for consideration and approval (or rejection) in accordance with the terms and processes set forth in our Audit Committee Charter. As a practical matter, however, we have interpreted the terms of our Audit Committee Charter—which does not make specific reference to Item 404(a) or any other SEC or Nasdaq rule defining ‘related party transaction’—as calling for audit committee resolution and approval or rejection of any significant transaction or course of dealing not only with the group of persons specifically identified under Item 404(a), but also with members of ‘senior management’ and their family members, and even in circumstances where the $120,000 threshold set forth under Item 404(a) is not necessarily met or the related party’s interest may not clearly be ‘material.” These approval requirements are intentionally broad because they are designed to help address substantive state law principles of corporate governance and fiduciary duties, rather than being tailored to address only the specific—and more narrowly defined—set of transactions subject to the disclosure requirements of Item 404(a). Consequently, we view the scope of ‘related party transactions’ made subject to the approval processes we discuss as being broader than, but necessarily encompassing, the scope of ‘related party transactions’ described under S-K Item 404(a).

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan

Mary E. Sullivan

Executive Vice President and Chief Financial Officer

Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Ms. Lisa Friel, Ernst & Young LLP
Mr. Rod Miller, Weil, Gotshal & Manges LLP